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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Scan-Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    805894102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 8, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 15 Pages
                         Exhibit Index Found on Page 14

                                       13D
===================
CUSIP No. 805894102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 2 of 15 Pages

                                       13D

===================
CUSIP No. 805894102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 3 of 15 Pages

                                       13D
===================
CUSIP No. 805894102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 4 of 15 Pages

                                       13D
====================
CUSIP No. 805894102
====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 5 of 15 Pages

       This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on August 10, 2004 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity And Background.
------   -----------------------

         Item 2 of the Schedule 13D is amended and restated as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         ARK
         ---

                  (i) ARK CLO 2000-1, Limited, a Cayman Islands exempted company ("ARK"), with respect to the Shares held by it;

         The Collateral Manager (or Patriarch)
         -------------------------------------

                 (ii) Patriarch Partners, LLC, a Delaware limited liability company (the "Collateral Manager" or "Patriarch"), with respect to the Shares held by ARK;

         LD Investments, LLC
         -------------------

                 (iii) LD Investments, LLC, a Delaware limited liability company ("LDI"), with respect to the Shares held by ARK;

         The Manager of the Collateral Manager (or Patriarch)
         ----------------------------------------------------

                 (iv) Lynn Tilton ("Tilton") with respect to the Shares held by ARK.

         The number of Shares reported hereby for ARK is owned directly by ARK. Patriarch was previously the collateral manager to ARK pursuant to that certain Collateral Management Agreement, dated as of December 21, 2000, among ARK, ARK CLO 2000-1, LLC, Patriarch and Teachers Insurance and Annuity Association of America, and as such was deemed the beneficial owner of all such Shares. Such agreement has been terminated and Patriarch is no longer the collateral manager to ARK. Patriarch, however, as the sole owner of ARK, may be deemed the beneficial owner of all shares owned by ARK. LDI, as the sole member of Patriarch, may be deemed to be the beneficial owner of all such Shares. Tilton, as the sole director of ARK and the manager and sole holder of the voting power in respect of LDI may be deemed to be the beneficial owner of all such Shares. Each of the Patriarch, LDI and Tilton hereby disclaims any beneficial ownership of any such Shares.

         (b) The address of the principal business and principal office of ARK, Patriarch, LDI and Tilton is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, New York 10005.


                              Page 6 of 15 Pages

         (c) The principal business of ARK is that of purchasing, selling and managing investments for its own account. The principal business of Patriarch is to provide services to certain affiliated entities and the ownership of ARK. The principal business of LDI is the ownership of the Patriarch, Patriarch Partners II, LLC and other affiliated entities. The principal occupation of Tilton is to act as the director of ARK and the sole member of LDI and certain other affiliated entities, and to provide investment, managerial and restructuring and business advice.

         (d)      None of ARK,  Patriarch,  LDI or Tilton  has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) None of ARK, Patriarch, LDI or Tilton has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of ARK, Patriarch, LDI and Tilton is set forth above.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.


Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         The Reporting Persons reported in the initial Schedule 13D that "Tilton, Michael Scinto, an employee of the Collateral Manager, and Scott Schooley, the President of Woodside Capital Management, LLC, a company that among other things provides advisory services to ARK (through the Collateral Manager) with respect to the Company, are members of the Board of


                              Page 7 of 15 Pages

Directors of the Company." On June 9, 2005, Lynn Tilton submitted to the Company her letter of resignation from the Board of Directors of the Company and its affiliates and subsidiaries (the "Letter of Resignation"), effective as of June 8, 2005. A copy of Ms. Tilton's letter of resignation can be found as Exhibit 2 to the Schedule 13D and is incorporated herein by reference. Mr. Schooley remains a member of the Board of Directors of the Company. Woodside Capital Management, LLC, however, no longer provides advisory services to ARK (through Patriarch, as the collateral manager) with respect to ARK's investments in the Company or otherwise. Mr. Scinto remains a member of the Board of Directors of the Company and an employee of Patriarch.

         As stated in the Schedule 13D, consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations and amounts outstanding under the Credit Agreement.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a) ARK
             ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 41,451,577 Shares outstanding as of May 12, 2005 as reported by the


                               Page 8 of 15 Pages

                           Company in its Form 10-Q for the quarter ended March 31, 2005 and filed with the SEC on May 16, 2005.

                  (c)      There  have  been  no   purchases  or  sales  of  any
                           securities of the Company in the last 60 days.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (b)      Patriarch (or the Collateral Manager)
                  -------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Patriarch is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (c) LDI
             ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.


                               Page 9 of 15 Pages

         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To
------  ------------------------------------------------------------------------
Securities Of The Issuer.
------------------------

         Item 6 is amended and updated as follows:

         ARK no longer has pledged all of its assets (including without limitation the 34,425,345 Shares reported herein and the Series I Preferred Stock) to the Trustee pursuant to the Indenture for the benefit of the holders of the notes issued thereunder and certain other secured parties named therein. Patriarch no longer has a contractual agreement with Woodside Capital Advisors, LLC pursuant to which Woodside provides certain advisory services to Patriarch regarding certain of ARK's investments, including its debt and equity investments in the Company. Other than as disclosed above and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                              Page 10 of 15 Pages

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

                   Lynn Tilton's Letter of Resignation (defined in Item 4 above) is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.













                               Page 11 of 15 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2005

                                              ARK CLO 2000-1, LIMITED

                                                    /s/ Lynn Tilton
                                              By: ----------------------
                                                  Name: Lynn Tilton
                                                  Title: Authorized Signatory



                                              PATRIARCH PARTNERS, LLC

                                                    /s/ Lynn Tilton
                                              By: ---------------------
                                                  Name: Lynn Tilton
                                                  Title: Authorized Signatory



                                              LD INVESTMENTS, LLC

                                                    /s/ Lynn Tilton
                                              By: ----------------------
                                                  Name: Lynn Tilton
                                                  Title: Authorized Signatory



                                                /s/ Lynn Tilton
                                              -----------------------
                                              Lynn Tilton





                              Page 12 of 15 Pages

                                                                         ANNEX 1


         Set forth below with respect to Patriarch and LDI is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to Tilton is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. Set forth below with respect to each Control Person is the following: a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Collateral Manager or Patriarch
         -----------------------------------

         (a)      Patriarch Partners, LLC
         (b)      40 Wall Street, 25th Floor, New  York, NY 10005
         (c) The principal business of Patriarch is to provide services to certain affiliated entities and the ownership of ARK.
         (d)      Delaware limited liability company
         (e)      Manager: Lynn Tilton; Senior Managing Director: Gregory Murphy

2.       LDI
         ---

         (a)      LD Investments, LLC
         (b) c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005
         (c) Sole member of Patriarch, Patriarch Partners II, LLC and other affiliates entities
         (d)      Delaware limited liability company
         (e)      Control Persons: Lynn Tilton, Manager.

3.       Tilton
         ------

         Tilton is a United States citizen whose business address is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005. The principal occupation of Tilton is to act as the director of ARK and the sole member of LDI and certain other affiliated entities, and to provide investment, managerial and restructuring and business advice There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Tilton that is not already disclosed in the Schedule 13D.

4.       Control Persons Who Are Not Reporting Persons
         ---------------------------------------------

         Of the Control Persons listed in No. 1 above, Gregory Murphy is not also a Reporting Person. With respect to Gregory Murphy, he is a United States citizen whose business address is c/o Patriarch Partners, LLC, 112 South Tryon Street, Suite 700, Charlotte, NC 28284. The principal occupation of Gregory Murphy is Senior Managing Director of Patriarch Partners, LLC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Gregory Murphy that is not already disclosed in the Schedule 13D.


                              Page 13 of 15 Pages

                                  EXHIBIT INDEX


EXHIBIT 2 Letter of Resignation from Board of Directors of Company from Lynn Tilton




















                              Page 14 of 15 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D



                                   LYNN TILTON
                                   -----------


                                                   June 8, 2005


VIA MAIL/FASCMILE
-----------------

Scan-Optics, Inc.
169 Progress Drive
Manchester, CT 06040-2294

Attn: Paul M. Yantus
                           Re:      Resignation from Board of Directors
                                    -----------------------------------
Dear Mr. Yantus:


         This letter is to advise you that effective as of today, June 8, 2005, I resign as director of Scan-Optics, Inc. and any and all of its subsidiaries and affiliates.

                                                      Sincerely,

                                                      /s/ Lynn Tilton

                                                      Lynn Tilton














                              Page 15 of 15 Pages